EXHIBIT 11
COMPUTATION OF EARNINGS
PER SHARE
(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
$ in thousands except per share data	2014	2013	2014	2013
Earnings (loss) per common share
Net income (loss) available to common shareholders of Carver Bancorp, Inc.	$111	$(823)	$491	$(69)
Weighted average common shares outstanding	3,696,420	3,696,225	3,696,338	3,696,123
Basic earnings (loss) per common share	$0.03	$(0.22)	$0.13	$(0.02)
Diluted earnings (loss) per common share	$0.03	$(0.22)	$0.13	$(0.02)